

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2013

Via U.S. E-mail
Mr. Michael D. Queen
Chief Executive Officer
Universal Capital Management, Inc.
2601 Annand Drive, Suite 16
Wilmington, DE 19808

>   **Re: Universal Capital Management, Inc.**
>   **Form 10-K for the Year Ended April 30, 2012**
>   **Filed August 14, 2012**
>   **File No. 000-51132**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended April 30, 2012**
>   **Filed June 27, 2013**
>   **File No. 000-51132**

Dear Mr. Queen:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Daniel L. Gordon
>
>   Daniel L. Gordon
>   Branch Chief